FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of June 2016

Commission File Number 1-32575

Royal Dutch Shell plc

(Exact name of registrant as specified in its charter)

30, Carel van Bylandtlaan, 2596 HR The Hague

The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐.             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Capital markets day 2016: Re-shaping Shell to create a world class investment case

•	Responding to the changing landscape by re-shaping Shell

•	Setting out an agenda for 2020 and beyond: grow free cash flow per share and returns

•	Taking action to manage the down-cycle: delivering on lower costs, lower and more predictable spending, asset sales and profitable new projects

•	BG synergies target updated: expectation to deliver $4.5 billion in 2018

•	Go ahead given for new Pennsylvania chemicals development. Chemicals and deep water are now Shell’s growth priorities

•	New energies established to develop commercial opportunities in the energy transition

•	Potential for $20-25 billion organic free cash flow and 10% ROACE around end of decade, in a $60 oil price environment

London, June 7, 2016 - Shell Chief Executive Officer, Ben van Beurden, today provided an update on the company’s strategy, that sets a clear course for stronger returns and free cash flow.

Setting his remarks in the context of a volatile industry backdrop, van Beurden said: “I see important opportunities for Shell from the substantial and lasting changes underway in the energy sector.

We expect to see robust demand for oil and gas for decades to come, in a global energy system in a long-term transition to lower carbon fuels. As well as low oil prices today, we are seeing higher levels of price volatility, due to geopolitical change, the speed of information flows, and the pace of innovation in our sector.

By capping our capital spending in the period to 2020, investing in compelling projects, driving down costs and selling non-core positions, we can reshape Shell into a more focussed and more resilient company, with better returns and growing free cash flow per share.

All of this is underpinned by an unrelenting focus on safe and environmentally-responsible operational performance, high quality and commercial project execution and prudent financial management of the company.”

Turning to the recent acquisition of BG, van Beurden said: “The BG deal is an opportunity to accelerate the re-shaping of Shell. Integration is gathering pace, and today we expect to deliver more synergies, and at a faster rate.”

We are announcing an increase in expected deal-related synergies, from the $3.5 billion set out in the prospectus, to $4.5 billion on a pre-tax basis in 2018, an increase of some 30%. We expect to achieve and exceed the $3.5 billion synergies prospectus commitment earlier than expected, in 2017, when synergies should be $4 billion. Our other deal-related financial commitments to shareholders in the form of asset sales, debt reduction, and dividends, followed by share buy-backs, are unchanged.

Van Beurden added: “With our continued strong focus on returns and growth in free cash flow per share I want to create a world-class investment case for Shell shareholders.”

Van Beurden went on to set out Shell’s portfolio priorities, which have been revised to drive an improvement in returns and free cash flow. Van Beurden defined three categories that play out across different time scales:

Cash engines: conventional oil and gas, integrated gas, oil sands mining, and oil products

•	Cash engines are stable businesses, which underpin the financial delivery of the company today. They should have strong and resilient returns and free cash flow, to fund dividends and the balance sheet well into the next decade and beyond.

•	We continue to invest in selective growth opportunities in these businesses, at a level that enables positive free cash flow throughout the macro cycle. Through-cycle returns here should be attractive and competitive.

•	Integrated gas, which was previously a growth priority for Shell, has reached critical mass following the BG acquisition and planned growth in liquefied natural gas (LNG), particularly in Australia. The pace of new investment will slow here, and integrated gas will now prioritise the generation of free cash flow and returns.

Growth priorities: deep water and chemicals

•	Shell has advantaged positions and affordable growth plans here, which should create a pathway to improved returns and material free cash flow from around 2020, as these businesses become new cash engines.

•	We give priority to growth projects in these businesses, such that free cash flow may be negative at the lower end of the cycle. Returns should improve over the next 3-5 years.

•	Brazil and the Gulf of Mexico represent the best real estate in global deep water. We are developing competitive projects here based on this advantaged acreage. Shell’s deep-water production could double, to some 900 thousand barrels of oil equivalent per day (kboed) in 2020, compared with 450 kboed in 2015.

•	In Chemicals, the company already has brownfield growth projects underway on the US Gulf Coast and in China. Today we are announcing the final investment decision on a new, 1.5 million tonnes per annum (mtpa) cracker and polyethylene plant in Pennsylvania, USA, which will use natural gas from shales production as its feedstock. Once these projects are on stream, early in the next decade, Shell’s ethylene capacity should reach around 8 mtpa, compared with 6.2 mtpa today.

Future opportunities: shales and new energies

•	These businesses are expected to become significant growth priorities for Shell beyond 2020 as we establish clear pathways to profitability. They are themes with material value and upside potential to deliver returns for Shell shareholders.

•	Investment here remains relatively low, focused on current positions and identifying potential opportunities. Free cash flow will likely be negative, and returns low, for some time. Capital employed here is constrained until attractive opportunities are developed.

•	In shales, Shell’s restructured portfolio is focused on North America and Argentina, with substantial long-term growth potential.

•	In new energies, there is potential for Shell to achieve material scale and profitability. As the energy transition unfolds, we intend to establish a portfolio to build on our established strengths in low-carbon biofuels, hydrogen and smart customer solutions; as well as in solar and wind. Many of these activities complement the company’s natural gas strategy today.

Overall, Shell’s focus is on re-shaping the company. We will retain the most competitive and resilient positions, through targeted investment, and substantial asset sales. This is a value-driven, not time-driven, divestment programme; and an integral element of Shell’s portfolio improvement plan.

Updating our financial outlook

Following the BG acquisition, and as expected, Shell’s balance sheet gearing increased to 26% at the end of Q1 2016 from 14% at the end of 2015.

Shell’s priorities for cash flow, as announced with the BG acquisition, are unchanged: 1) reduce debt, 2) pay dividends, and 3) a balance between capital investment and share buy-backs.

Our free cash flow is being reduced due to low oil prices, and this could continue for some time. In response, Shell is pulling four levers to manage the financial framework in the down-cycle.

•	Capital investment will be in the range of $25-$30 billion each year to 2020, as we improve capital efficiency and ensure a more predictable development funnel for new projects. Investment for 2016 is expected to be $29 billion, excluding the purchase price of BG, some 35% lower than the pro-forma Shell-plus-BG level in 2014. In the prevailing low oil price environment we will continue to drive capital spending down towards the bottom end of this range; or even lower if needed. In a higher oil price future we intend to cap our spending at the top end of the range.

•	New project start-ups since end-2014 should contribute some $10 billion of annual cash flow by 2018*. Investment delivers new, profitable projects for shareholders.

•	Programmes to sustainably reduce operating costs are in place across the company; we expect to reach a run-rate of $40 billion of underlying operating costs at the end of 2016, some 20% lower than the 2014 pro-forma level for Shell-plus-BG with potential for further cost reduction.

•	Asset sales, as planned, are expected to be $30 billion for 2016-18. We have earmarked up to 10% of Shell’s oil and gas production, including 5 to 10 country exits, for disposal. We expect to make significant progress on the first $6-8 billion of this programme in 2016.

As a result of Shell’s portfolio development and investment, we expect to see an improvement in returns in the next few years, our debt reduced, and significant growth in free cash flow, across a range of oil prices. For example, organic free cash flow could reach $20-$25 billion and return on capital employed some 10% around the end of the decade, assuming $60 oil prices. This compares to 2013-15 averages of $12 billion and 8% with average $90 oil prices.

Van Beurden concluded: “Our strategy should lead to a simpler company, with fundamentally advantaged positions, and fundamentally lower capital intensity. Today, we are setting out a transformation of Shell.”

Ends

*	$60 Brent scenario

Enquiries

Shell Media Relations

Canada: +1 877 850 5023

International: +44 207 934 5550

Americas: +1 713 241 4544

Shell Investor Relations

Europe: + 31 70 377 4540

North America: +1 832 337 2034

Cautionary Note

The companies in which Royal Dutch Shell plc directly and indirectly owns investments are separate legal entities. In this release “Shell”, “Shell group” and “Royal Dutch Shell” are sometimes used for convenience where references are made to Royal Dutch Shell plc and its subsidiaries in general. Likewise, the words “we”, “us” and “our” are also used to refer to subsidiaries in general or to those who work for them. These expressions are also used where no useful purpose is served by identifying the particular company or companies. ‘‘Subsidiaries’’, “Shell subsidiaries” and “Shell companies” as used in this release refer to companies over which Royal Dutch Shell plc either directly or indirectly has control. Entities and unincorporated arrangements over which Shell has joint control are generally referred to as “joint ventures” and “joint operations” respectively. Entities over which Shell has significant influence but neither control nor joint control are referred to as “associates”. The term “Shell interest” is used for convenience to indicate the direct and/or indirect ownership interest held by Shell in a venture, partnership or company, after exclusion of all third-party interest.

This release contains forward-looking statements concerning the financial condition, results of operations and businesses of Royal Dutch Shell. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. Forward-looking statements are statements of future expectations that are based on management’s current expectations and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in these statements. Forward-looking statements include, among other things, statements concerning the potential exposure of Royal Dutch Shell to market risks and statements expressing management’s expectations, beliefs, estimates, forecasts, projections and assumptions. These forward-looking statements are identified by their use of terms and phrases such as ‘‘anticipate’’, ‘‘believe’’, ‘‘could’’, ‘‘estimate’’, ‘‘expect’’, ‘‘goals’’, ‘‘intend’’, ‘‘may’’, ‘‘objectives’’, ‘‘outlook’’, ‘‘plan’’, ‘‘probably’’, ‘‘project’’, ‘‘risks’’, “schedule”, ‘‘seek’’, ‘‘should’’, ‘‘target’’, ‘‘will’’ and similar terms and phrases. There are a number of factors that could affect the future operations of Royal Dutch Shell and could cause those results to differ materially from those expressed in the forward-looking statements included in this release, including (without limitation): (a) price fluctuations in crude oil and natural gas; (b) changes in demand for Shell’s products; (c) currency fluctuations; (d) drilling and production results; (e) reserves estimates; (f) loss of market share and industry competition; (g) environmental and physical risks; (h) risks associated with the identification of suitable potential acquisition properties and targets, and successful negotiation and completion of such transactions; (i) the risk of doing business in developing countries and countries subject to international sanctions; (j) legislative, fiscal and regulatory developments including regulatory measures addressing climate change; (k) economic and financial market conditions in various countries and regions; (l) political risks, including the risks of expropriation and renegotiation of the terms of contracts with governmental entities, delays or advancements in the approval of projects and delays in the reimbursement for shared costs; and (m) changes in trading conditions. There can be no assurance that future dividend payments will match or exceed previous dividend payments. All forward-looking statements contained in this release are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Readers should not place undue reliance on forward-looking statements. Additional risk factors that may affect future results are contained in Royal Dutch Shell’s 20-F for the year ended December 31, 2015 (available at www.shell.com/investor and www.sec.gov ). These risk factors also expressly qualify all forward looking statements contained in this release and should be considered by the reader. Each forward-looking statement speaks only as of the date of this release, June 7, 2016. Neither Royal Dutch Shell plc nor any of its subsidiaries undertake any obligation to publicly update or revise any forward-looking statement as a result of new information, future events or other information. In light of these risks, results could differ materially from those stated, implied or inferred from the forward-looking statements contained in this release.

With respect to operating costs synergies indicated, such savings and efficiencies in procurement spend include economies of scale, specification standardisation and operating efficiencies across operating, capital and raw material cost areas.

We may have used certain terms, such as resources, in this release that United States Securities and Exchange Commission (SEC) strictly prohibits us from including in our filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20-F, File No 1-32575, available on the SEC website www.sec.gov.

This Report on Form 6-K is incorporated by reference into:

a) the Registration Statement on Form F-3 of Royal Dutch Shell plc and Shell International Finance B.V. (Registration Numbers 333-199736 and 333-199736-01); and

b) the Registration Statements on Forms S-8 of Royal Dutch Shell plc (Registration Numbers 333-126715, 333-141397, 333-171206, 333-192821 and 333-200953).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Dutch Shell plc

(Registrant)

By:	M.C.M. Brandjes
Name:	M.C.M. Brandjes
Title:	Company Secretary

Date: June 7, 2016